UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) and the Registration Statement on Form F-3 (Registration No. 333-164035) of Orbotech Ltd. previously filed with the United States Securities and Exchange Commission (the “SEC”).

EXHIBIT INDEX

No.	Document

99.1	Orbotech Ltd. Unaudited Condensed Consolidated Interim Financial Statements as at March 31, 2011.

Introduction

This Report on Form 6-K (this “Report”) relates to the Ordinary Shares New Israeli Sheqels 0.14 nominal (par) value each (“Ordinary Shares”) of Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”). In this Report, references to: (i) Orbotech Ltd. are intended to be to Orbotech Ltd. and not to any of its subsidiaries or joint venture; (ii) the Company, the Registrant or Orbotech are, unless the context otherwise requires, intended to be to Orbotech Ltd. and its consolidated entities, including Photon Dynamics, Inc. (“PDI”) and its consolidated entities and the joint venture, Frontline P.C.B. Solutions Limited Partnership (“Frontline”); (iii) the “PDI Acquisition” are to the acquisition on October 2, 2008 of PDI by a subsidiary of Orbotech Ltd. pursuant to the Agreement and Plan of Merger and Reorganization, which was executed on, and dated June 26, 2008 for an aggregate purchase price of approximately $295.8 million; (iv) the “Financing Agreement” are to the Financing Agreement entered into and signed on July 22, 2008, between Orbotech Ltd. and Israel Discount Bank Ltd. (“IDB”), as amended by the Financing Agreement - First Amendment entered into and signed on February 22, 2009, between Orbotech Ltd. and IDB (the “Financing Agreement First Amendment”), both of which were subsequently replaced and superseded by the Amended Financing Agreement, entered into and signed on December 21, 2009, between Orbotech Ltd. and IDB as amended on May 27, 2010 and February 15, 2011 (as so amended, the “Amended Financing Agreement”); and (v) the “Loan Agreements” are intended to be to the Financing Agreement, as amended by the Financing Agreement First Amendment, both as replaced and superseded by the Amended Financing Agreement. See Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (the “2010 Annual Report”) for a description of the material terms of the Loan Agreements.

This Report includes industry data obtained from periodic industry publications and internal Company information, and incorporates certain statements as to competitive position that are based primarily on the Company’s knowledge of the industries in which it operates, end-markets for PCB and FPD products and general industry data. Industry publications and surveys generally state that the information they contain has been obtained from sources believed to be reliable. Unless otherwise noted, statements as to the Company’s relative competitive position are approximated based on revenues and management estimates using the above-mentioned latest-available third-party data and internal analyses and estimates.

Orbotech has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards (“PCBs”) and flat panel displays (“FPDs”); and today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. The Company also derives a significant portion of its revenues from the service and support of its products.

In February 2011, the Company consummated an agreement with General Electric Company pursuant to which a subsidiary of General Electric, GE Medical Systems Israel Ltd., acquired the assets of Orbotech Medical Solutions Ltd. (“OMS”) for approximately $9.0 million in cash and up to an additional $5.0 million in cash which may be payable in the future subject to the achievement of certain agreed performance-based milestones. In addition, in April 2011, the Company entered into an agreement for a management buyout of Orbotech Medical Denmark A/S, (“OMD”) following its earlier commitment to divest this entity by the end of 2011. This transaction is subject to OMD obtaining sufficient funding for continuation of its operations and development of certain products and is also subject to customary closing conditions and is expected to close during the second quarter of 2011. As a result of the sale to GE and the decision to sell OMD, the assets and liabilities from both of these companies are presented as Assets of Discontinued Operations and Liabilities of Discontinued Operations in the Condensed Consolidated Balance Sheets as of March 31, 2011, March 31, 2010 and December 31, 2010, the operating activities of both of these companies are presented as Income (Loss) From Discontinued Operations, Net of Tax in the Condensed Consolidated Statements of Operations for the Three Months ended March 31, 2011 and 2010 and the cash flow activity from both of these companies is presented as Net Cash Provided By (Used In) Discontinued Operations in the Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2011 and 2010.

Q1 2011 Highlights

During the first quarter of 2011, the Company achieved the following milestones:

1)	The Company introduced its new Emerald-100 UV laser drilling solution for high end PCB’s and IC substrates. This system offers significantly higher throughput, accuracy, and quality, than other solutions. The Company expects to record initial revenues in the second quarter of 2011.

2)	The Company received initial customer acceptances for its new Generation 8 EVision FPD-AOI system. Revenues for the three months ended March 31, 2011 include approximately $20 million for systems that were delivered by the end of the first quarter.

3)	The Company received the first order for its newly-developed product for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels. The Company plans to ship this beta site system in May 2011. Product acceptance by the customer is subject to the achievement of certain technical and performance-to-specification approvals by the customer. The Company expects to recognize revenues in the first half of 2012.

4)	The Company delivered its 500th Laser Direct Imaging (“LDI”) system, a Paragon™-Xpress model.

Cautionary Statement Regarding Forward-Looking Information

This Report contains certain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this Report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects and strategies, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Many factors could cause the actual results to differ materially from those projected, including:

•	cyclicality in the industries in which the Company operates;

•	the Company’s production capacity;

•	timing and occurrence of product acceptance;

•	worldwide economic conditions generally, especially in the industries in which the Company operates;

•	the timing and strength of product and service offerings by the Company and its competitors;

•	changes in business or pricing strategies;

•

changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis;

•	the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices; and

•	other factors discussed in the “Risk Factors” described in the 2010 Annual Report.

To date, there has not been any impact on the Company’s business as a result of the recent events in Japan, although there may be in the future, and the Company will continue to monitor this closely. As a result of all of the foregoing, the forward-looking events discussed in this Report might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements. We undertake no obligation to update or revise any forward-looking statements contained in this Report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. For more information regarding the above factors and other risks, see Item 3 - Key Information - Risk Factors in the 2010 Annual Report.

To the extent that this Report contains forward-looking statements (as distinct from historical information) the Company desires to take advantage of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and is therefore including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements.

Item 1.	Unaudited Condensed Consolidated Interim Financial Statements

See the Unaudited Condensed Consolidated Interim Financial Statements of the Company as at March 31, 2011, which are attached to this Report and incorporated by reference herein.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operation

You should read the following discussion and analysis of financial condition and results of operations together with (i) Item 5 - Operating and Financial Review and Prospects in the 2010 Annual Report, (ii) the consolidated financial statements, including the notes thereto, that have been filed with the SEC as part of the 2010 Annual Report (the “Financial Statements”) and the Orbotech unaudited condensed consolidated financial statements at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010, including the notes thereto (such financial statements at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010 (the “Orbotech Condensed Consolidated Interim Financial Statements”) included in this Report, and (iii) the other matters discussed under Item 3 - Key Information - Risk Factors in the 2010 Annual Report. This discussion contains a number of forward-looking statements, all of which are based on our current expectations, estimates and projections about our business and operations and all of which could be affected by uncertainties and risks. The cautionary statements made in this Report should be read as applying to all related forward-looking statements wherever they appear in this Report. Our actual results may differ materially from the results contemplated in these forward-looking statements as a result of many factors including, but not limited to, the other matters discussed under Item 3 - Key Information - Risk Factors in the 2010 Annual Report and the section “Cautionary Statement Regarding Forward-Looking Information” herein.

(a)	General

Orbotech is an Israeli corporation with two reportable segments:

(i) Production Solutions for the Electronics Industry, which consists of the design, development, manufacture, marketing and service of yield-enhancing and production solutions for the supply chain of the electronics industry, primarily AOI, imaging and production systems for PCBs, AOI, test and repair systems for FPDs; computer aided manufacturing (“CAM”) and engineering solutions for PCB production marketed by the Company;

(ii) Recognition Software, which consists of the development and marketing of automatic check reading and check fraud detection products to banks and other financial institutions by Orbograph Ltd. (“Orbograph”).

In addition to its two reportable segments, certain research and development initiatives concerning various products not related to the Company’s two reportable segments are included in the Condensed Consolidated Interim Financial Statements under “Other”.

The Company derives revenues from two sources: (i) sales of the Company’s products; and (ii) services provided with respect to the Company’s products. In the three-month periods ended March 31, 2011 and March 31, 2010, revenues from continuing operations derived from sales of products constituted approximately 76% and 74%, respectively, of the Company’s total revenues, with the remaining revenues being derived from service for product support. During the three-month periods ended March 31, 2011 and March 31, 2010, approximately 98% and 97%, respectively, of revenues from both product sales and service were derived from product lines related to the Company’s yield-enhancement and production solutions for the electronics industry and approximately 2% and 3%, respectively, were derived from product lines related to recognition software. The Company expects that revenues from its Production Solutions for the Electronics Industry segment will continue to account for a predominant portion of product revenues and service revenues in the near future. Most of the Company’s revenues are derived from repeat product sales to existing customers, and the Company expects that repeat product sales will continue to account for a significant portion of such revenues in the future. As the Company’s installed base of products grows, service revenues, which typically have lower gross margins than product sales, are also expected to increase. See Note 8 to the Orbotech Condensed Consolidated Interim Financial Statements for additional information as to segment revenues, operating income or loss and related data.

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. Dollar (the “Dollar”). Virtually all of the Company’s sales are made outside Israel in non-Israeli currencies, mainly the Dollar, and most purchases of materials and components are made in Dollars or in Israeli currency under contracts linked to the Dollar. Thus, the functional currency of the Company is the Dollar.

(b)	Basis of Presentation

The Company’s financial statements are prepared in accordance with U.S. GAAP (generally accepted accounting principles in the United States). Nevertheless, having been advised by the SEC that its staff does not object to the Company’s so doing, the Company accounts for Frontline using the proportionate method of consolidation, including summarized footnote disclosures of the amounts proportionately consolidated, rather than the equity method as is called for under U.S. GAAP.

(c)	Critical Accounting Policies

For a description of the most significant accounting policies, please refer to Item 5 - Operating and Financial Review and Prospects - Operating Results - Critical Accounting Policies in the 2010 Annual Report and to Note 1 to the Financial Statements.

To improve understanding of the Company’s financial statements, it is important to obtain some degree of familiarity with the Company’s principal or significant accounting policies. These policies are described in Note 1 to the Financial Statements. The Company reviews its financial reporting, disclosure practices and accounting policies at least annually to ensure that the Company’s financial statements, which are developed on the basis of these accounting policies, provide, in all material respects, complete, accurate and transparent information concerning the financial condition of the Company. As part of this process, the Company has reviewed the selection and application of its critical accounting policies and financial disclosures as at March 31, 2011, and it believes that the Orbotech Condensed Consolidated Interim Financial Statements present fairly, in all material respects, the consolidated financial position of the Company as at that date and the operating results for the period then ended. Results for the three months ended March 31, 2011 are not necessarily indicative of the results that may be expected for any future period or the entire year.

In preparing its financial statements in accordance with U.S. GAAP, the Company’s management must often make judgments, estimates and assumptions, which may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as at the date of the Condensed Consolidated Interim Financial Statements and during the reporting period. Some of those judgments can be subjective and complex, and consequently actual results may differ materially from those estimates and assumptions. In the current economic environment, the risks and uncertainties associated with those estimates and assumptions are exacerbated. For any given individual estimate or assumption made by the Company, there may be alternative estimates or assumptions that are also reasonable. However, the Company believes that, given the facts and circumstances before it at the time of making the relevant judgments, estimates or assumptions, it is unlikely that applying any such other reasonable approach would cause a material adverse effect on the Company’s consolidated results of operations, financial position or liquidity for the periods presented in the Orbotech Condensed Consolidated Interim Financial Statements.

The Company is also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as the ability of the Company to meet its liquidity needs, cyclicality in the industries in which the Company operates, the Company’s production capacity, product acceptance, worldwide economic conditions generally, especially in the markets in which the Company operates, the timing and strength of existing and new product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and risks detailed under the heading “Cautionary Statement Regarding Forward-Looking Information” and in the Company’s SEC reports, including the other matters discussed under Item 3—Key Information—Risk Factors in the 2010 Annual Report.

(d)	Recently Adopted and Issued Accounting Pronouncements

See the Note 1 to the Orbotech Condensed Consolidated Interim Financial Statements.

(e)	Results of Operations

The following matters could affect the comparability of results on a period to period basis-

In February 2011, the Company consummated an agreement with General Electric Company pursuant to which a subsidiary of General Electric, GE Medical Systems Israel Ltd., acquired the assets of OMS for approximately $9.0 million in cash and up to an additional $5.0 million in cash which may be payable in the future subject to the achievement of certain agreed performance-based milestones. In addition, in April 2011, the Company entered into an agreement for a management buyout of OMD following its earlier commitment to divest this entity by the end of 2011. This transaction is subject to OMD obtaining sufficient funding for continuation of its operations and development of certain products and is also subject to customary closing conditions and is expected to close during the second quarter of 2011. As a result, the financial information with respect to both of these companies has been presented in the Condensed Consolidated Interim Financial Statements of Operations as discontinued operations and therefore, the comparison periods do not include OMS and OMD.

(i) Three-Month Period Ended March 31, 2011 Compared To Three-Month Period Ended March 31, 2010

Revenues for the three-month period ended March 31, 2011 were $134.2 million, compared with $100.0 million in the corresponding period in 2010, which includes service revenues for the three-month period ended March 31, 2011 of $32.6 million, compared with $26.2 million in the corresponding period in 2010.

The Company’s financial results for the first three months of 2011 reflect stronger consumer demand for sophisticated consumer electronic devices, such as tablets, smartphones and other electronic devices. As a result, the Company experienced increased demand for its PCB and FPD inspection and production solutions during the first quarter and such demand has continued into the beginning of the second quarter. This also resulted in increased revenues in China, where revenues were $59.7 million in the first three months of 2011 compared with $36.1 million in the fourth quarter of 2010 and $25.8 million in the corresponding period in 2010.

Revenues from the sale and service of PCB-related equipment for the three-month period ended March 31, 2011 were $78.4 million, compared with $55.3 million in the corresponding period in 2010. This growth in revenues and the accompanying strengthening in demand for the Company’s PCB products reflected the rapid implementation of capacity expansion plans recently undertaken by PCB manufacturers primarily in China and Korea, which was driven by significantly increased sales of consumer electronic devices. The Paragon Xpress direct imaging system is increasingly becoming a critical tool for high density interconnect (HDI) PCB mass production. As a result, during the first three months of 2011, the Company sold 37 Paragon direct imaging systems, compared to 36 systems sold in the fourth quarter of 2010 and 27 systems sold during the corresponding period in 2010. In addition, we experienced strong customer demand for our Fusion AOI series which we launched this past November. This system improves productivity by offering a cost-effective balance between high levels of detection, accuracy and speed.

Revenues from the sale and service of FPD-related equipment for the three-month period ended March 31, 2011 were $52.9 million, compared with $41.7 million in the corresponding period in 2010. This growth in revenues reflected increased demand for our FPD products, mostly in China. In addition, during 2011, the Company received customer acceptances for its new Generation 8 EVision FPD-AOI systems and recognized revenues totaling $20.0 million from sales of these systems that were delivered by March 31, 2011.

Revenues from the Company’s Recognition Software segment for the three-month period ended March 31, 2011 were $2.9 million, compared with $3.1 million in the corresponding period in 2010. The relative stability in revenues from this part of the Company’s business underscores the continuing reliance of Orbograph’s banking and financial institution customers on Orbograph’s solutions and support services.

The cost of products sold for the three-month period ended March 31, 2011 increased to $56.3 million from $37.9 million in the corresponding period in 2010, which increase was due to the increased volume of products sold.

The cost of services rendered for the three-month period ended March 31, 2011 was $22.2 million, compared with $20.0 million in the corresponding period in 2010, inline with the increase of the service revenues.

Gross profit for the three-month period ended March 31, 2011 was $55.7 million, or 41.5% of revenues, compared with $42.1 million, or 42.1% of revenues, for the corresponding period in 2010. Gross profit for the three-month period ended March 31, 2011 from sales of equipment was $45.3 million, or 44.6% of product sales, compared to $35.9 million, or 48.7% of product sales, for the corresponding period in 2010. Gross profit for the three-month period ended March 31, 2011 from services rendered was $10.3 million, or 31.8% of service revenues, compared with $6.2 million, or 23.6% of service revenues, for the corresponding period in 2010.

Research and development costs for the three-month period ended March 31, 2011 were $20.2 million, compared with $17.1 million in the corresponding period in 2010. This increase reflects the Company’s continued significant investment in the development of new and innovative technologies, including investments in the solar industry through its subsidiary Orbotech LT Solar, LLC (“OLTS”). During the three-month period ended March 31, 2011, the Company recorded $0.6 million (compared with $0.8 million in the corresponding period in 2010) in royalty-free participations in its research and development expenditures from the Israeli Government and a consortium sponsored by the European Union.

Despite a $27.9 million increase in sales of products in the three-month period ended March 31, 2011 compared to the corresponding period in 2010, selling, general and administrative expenses for the three-month period ended March 31, 2011 increased by only $2.9 million to $17.4 million, from $14.5 million in the corresponding period in 2010. The Company was able to leverage its selling, general and administrative infrastructure to generate higher revenues.

The amortization of other intangible assets costs for the three-month period ended March 31, 2011 was $3.1 million, compared with $3.5 million in the corresponding period in 2010. For further information concerning amortization expenses for 2010 and 2009, see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Goodwill and Acquired Intangible Assets in the 2010 Annual Report.

Net financial expenses for the three-month period ended March 31, 2011 totaled $2.1 million, compared with $2.4 million in the corresponding period in 2010. In the three-month period ended March 31, 2011, interest from the debt service payment obligation to IDB was $1.3 million compared with $1.6 million for the three-month period ended March 31, 2010. The decrease was primarily due to the decrease in the outstanding principal amount of the loan. For the three-month period ended March 31, 2011, the Company recorded a currency translation loss of $0.5 million, compared with a currency translation loss of $0.9 million for the three-month period ended March 31, 2010.

Taxes on income for the three-month period ended March 31, 2011 were $1.8 million, compared with an income tax expense of $1.0 million in the corresponding period in 2010. The effective tax rate for the three-month period ended March 31, 2011 was 14.2% compared to 22.0% in the corresponding period in 2010. The decrease was primarily due to different splits of taxable income between jurisdictions and benefits received from the State of Israel under the Approved and Benefited enterprises.

Income (loss) from discontinued operations, net of tax, represents the operational loss from the activities of OMS and OMD, as well as the capital gain of approximately $6 million on the sale of OMS. In addition, at March 31, 2011 the Company determined that the carrying amount of OMD’s assets may not be recoverable. As a result, the Company wrote down $3.9 million of OMD’s assets to their estimated fair value. Income from discontinued operations, net of tax, for the three-month period ended March 31, 2011 was $0.1 million, compared with a net loss of $1.9 million in the corresponding period in 2010.

GAAP net income for the three-month period ended March 31, 2011 was $11.2 million, or $0.31 per share (diluted), compared with GAAP net income for the three-month period ended March 31, 2010 of $1.6 million, or $0.05 per share (diluted).

GAAP net income from continuing operations for the three-month period ended March 31, 2011 was $11.1 million, or $0.30 per share (diluted), compared with GAAP net income from continuing operations for the three-month period ended March 31, 2010 of $3.5 million, or $0.1 per share (diluted).

Certain Non-GAAP Information

Non-GAAP net income from continuing operations for the three-month period ended March 31, 2011 was $15.2 million, or $0.42 per share (diluted), compared with non-GAAP net income from continuing operations for the three-month period ended March 31, 2010 of $8.5 million, or $0.24 per share (diluted). The below table (the “Reconciliation”) reconciles GAAP to non-GAAP results for the three-month periods ended March 31, 2011 and 2010.

In this Report, we present certain non-GAAP measures, including non-GAAP net income and non-GAAP earnings per diluted share, which are described in the Reconciliation. Each measure presented below excludes charges or income, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization and impairment of intangibles; and/or (iii) our discontinued operations.

Management regularly uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We also present EBITDA, which is the basis of our covenant compliance under the Loan Agreements, and the importance of such compliance is described below. None of these non-GAAP measures is prepared in accordance with GAAP and they may differ from non-GAAP measures reported by other companies. We believe that these measures enhance investors’ ability to review and understand trends in our business from the same perspective as management and understand our covenant compliance. A failure to comply with covenants under the Loan Agreements may, among other things, limit our ability to run our business. We believe our presentation of some of these non-GAAP measures facilitates comparisons between periods because they exclude certain unusual financial expenses and non-recurring income items. However, the non-GAAP measures presented are subject to limitations as analytical tools, and are not meant to be considered in isolation or as a substitute for the comparable GAAP measures to which they are reconciled. They should be read only in conjunction with the Orbotech Condensed Consolidated Interim Financial Statements, which are prepared in accordance with GAAP. Some of the limitations of our non-GAAP measures, including EBITDA, are:

•	they do not include equity-based compensation, as further described below, and certain other non-cash charges;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and our non-GAAP measures do not reflect any cash requirements for such replacements;

•	they do not reflect every cash expenditure, such as tax payments, that are required to be paid in cash and could be material to the Company;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the interest expense or the cash requirements necessary to service interest or principal payments under the Loan Agreements;

•	they do not reflect the impact of income or charges resulting from matters the Company considers not to be indicative of our ongoing operations; and

•	other companies may calculate these measures differently than we do, limiting their usefulness as a comparative tool.

The effect of equity-based compensation expenses has been excluded from the non-GAAP net income measure. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses are expected to recur in future periods.

The effect of amortization of intangible assets has also been excluded from the non-GAAP net income measure. The use of intangible assets contributed to revenues earned during the periods presented and will also contribute to future period revenues. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. Although these expenses are non-recurring with respect to past acquisitions, these types of expenses will generally be incurred in connection with any future acquisitions.

Reconciliation of GAAP to Non-GAAP Results from Continuing Operations

For the Three-Month Periods Ended March 31, 2011 and 2010

	Three months ended March 31
	2011	2010
	U.S. dollars in thousands (except per share data)

Reported net income attributable to Orbotech Ltd. on GAAP basis	$11,196	$1,611

Non-operating income (expenses):
Financial expenses – net	(2,123)	(2,391)
Taxes on income	(1,830)	(998)
Net loss attributable to the non-controlling interest	—	17
Income (loss) from discontinued operations (*), net of tax	108	(1,940)

	(3,845)	(5,312)

Reported operating income on GAAP basis	15,041	6,923
Equity based compensation expenses	1,057	1,376
Amortization of intangibles assets	3,071	3,544

Non-GAAP operating income	19,169	11,843
Non-operating expenses	(3,845)	(5,312)
Loss (income) from discontinued operation (*), net of tax	(108)	1,940

Non-GAAP net income from continuing operations	15,216	8,471

Non-GAAP earning per share – diluted	$0.42	$0.24

Shares used in earning per share, diluted, calculation – in thousands	36,458	35,641

(*)	The income (loss) from discontinued operation, net of tax, was attributable to the re-classification during 2010 of OMS and OMD as discontinued operations.

(ii)	Liquidity and Capital Resources

The Company’s financial position at March 31, 2011 improved compared with its financial position at December 31, 2010, as equity as a percentage of assets increased to 56.9% as at March 31, 2011, compared with 55.6% as at December 31, 2010.

Cash, cash equivalents, bank deposits and marketable securities increased to $195.1 million at March 31, 2011 from the $184.8 million recorded at December 31, 2010. Following loan repayments of $8 million made by the Company during the three-month period ended March 31, 2011, total debt decreased to $120 million at March 31, 2011 from the $128 million recorded at December 31, 2010. As a result, at March 31, 2011, the net cash position of the Company was $75.1 million compared to $56.8 million at December 31, 2010.

Cash generated from continuing operating activities in the three months ended March 31, 2011 was $7.9 million. This amount was generated after the Company paid approximately $9 million for 2010 incentive compensation. Inventories increased to $114.2 million at March 31, 2011, from $112.8 million at December 31, 2010. This was due primarily to an increase in raw materials and work-in-process inventory. Net trade accounts receivable increased by $11.8 million to $165.3 million at March 31, 2011, from $153.5 million at year end 2010, reflecting the increase in revenues. The period that trade receivables were outstanding at March 31, 2011 remained unchanged compared to the end of 2010. The Company did not record any significant bad debts during the three month period ended March 31, 2011 and its allowance for doubtful accounts was $6.8 million, or 4.0% of outstanding receivables, at period end. Aggregate accounts payable and accruals increased to $110.1 million, from their December 31, 2010 level of $106.2 million.

During the three-month period ended March 31, 2011, the Company used $1.2 million for capital expenditures.

During the three-month period ended March 31, 2011, the Company invested $2 million in cash in OLTS and provided OLTS with other resources and support. As a result the Company increased its ownership percentage of OLTS to approximately 68.4% on a fully diluted basis as of March 31, 2011 and it expects that its ownership percentage of OLTS will reach approximately 71.6%, on a fully-diluted basis, by the end of 2011.

In connection with the PDI Acquisition, Orbotech Ltd. entered into the Loan Agreements and utilized $160 million of its credit facilities thereunder to finance, in part, the PDI Acquisition. In the first three months of 2011, the Company repaid $8 million principal amount under the Loan Agreements and a net remaining principal amount of $120 million was outstanding at March 31, 2011 as long-term borrowings repayable over the five-year period ending December 21, 2014. Of this amount, $32 million was outstanding as current maturities. An amount of up to $25 million of the credit facility will remain available until January 29, 2012 for short-term borrowings only, at which time any such short-term borrowings must be repaid and such additional $25 million credit facility will terminate. The Loan Agreements include a non-utilization fee due quarterly with respect to the unused amount of the additional $25 million short-term credit facility described above. Until December 31, 2010, this fee was 0.3% per annum, between January 1, 2011 and February 14, 2011, no fee was payable and beginning February 15, 2011 through January 29, 2012, this fee is 0.2% per annum. In addition, the Company paid customary fees in connection with entering into the Loan Agreements. The interest rate with respect to $45 million of the long-term borrowings outstanding at March 31, 2011 is a fixed rate of 4.88%. The interest rate on the remaining $75 million of the long-term borrowings outstanding at March 31, 2011 and on the additional $25 million short-term credit facility described above is a variable interest rate and is based on IDB’s cost plus a margin which is 2% for long-term borrowings and 1.5% for short-term borrowings. In the first three months of 2011, the Company’s debt service payment obligations were $1.3 million, reflecting interest on the loan under the Loan Agreements for this period at a rate of 3.9%. The actual interest rate on the outstanding variable rate debt at March 31, 2011 was 3.3%. A 1/8% change in the annual interest rate would change the annual interest expense on the variable rate portion of the long-term borrowings under the credit facility by $94,000.

The Loan Agreements contain provisions pursuant to which Orbotech Ltd. has agreed to comply with various affirmative and negative covenants, including certain financial covenants, reporting requirements and covenants that restrict the creation of charges and pledges (other than certain specific charges as listed therein) on its assets in favor of others, the sale of certain assets and certain acquisition and merger activities without IDB’s consent. These covenants generally apply until the credit facility is repaid in full. The financial covenants require that the Company’s equity (defined according to the Company’s consolidated financial statements as including loans made by the shareholders to the Company that are subordinate to the bank financing after deducting loans made by the Company to the shareholders and shareholder withdrawals of any type whatsoever) for each quarter commencing from the consolidated balance sheet as of March 31, 2011 shall be no less than the greater of $300 million or 30% of the total assets as reflected on the Company’s consolidated balance sheet. The financial covenants also require that the Company’s annual consolidated EBITDA (as defined below) commencing from the year 2011 (with respect to the annual period ended December 31, 2011) and onwards shall be no less than $40 million. This covenant is tested annually by reference to the consolidated financial statements as of the end of each calendar year. The financial covenants also require that the ratio between the Company’s Financial Debt (as defined below) and EBITDA beginning as of December 31, 2011 shall not exceed five. EBITDA and our other non-GAAP measures are described below.

For purposes of the Loan Agreements, ‘EBITDA’ is defined as the cumulative amount of the Company’s operating income (loss) from current operations as determined pursuant to its consolidated financial statements with respect to the four consecutive calendar quarters ending on the date of the Company’s latest financial statements, before financial income (expenses) (i.e., interest, linkage differentials, exchange rate differentials and fees) and taxes and after adding depreciation and amortization costs of fixed assets and intangible assets, write-downs and impairment charges of investments, tangible assets, goodwill, intellectual property and other intangible assets, inventory write-offs, compensation costs for equity awards, in-process research and development charges (not including current research and development expenses), charges due to changes in accounting principles, restructuring charges and losses (gains) from discontinued operations. The Company’s EBITDA, calculated in accordance with the foregoing, was $21.2 million and $14.3 million in the first three months of 2011 and 2010, respectively.

The below table reconciles GAAP results to EBITDA as determined in accordance with the Loan Agreements for the three months ended March 31, 2011 and 2010.

	Three months ended March 31
	2011	2010
	U.S. dollars in thousands
Net income attributable to Orbotech Ltd.	$11,196	$1,611
Equity based compensation expenses	1,057	1,376
Taxes on income	1,830	998
Financial expenses	2,123	2,391
Fixed asset depreciation	2,019	2,406
Amortization of intangible assets	3,071	3,544
Loss (income) from discontinued operations, net of tax	(108)	1,940

EBITDA (as defined)	$21,188	$14,266

For an explanation of the limitations of EBITDA, see the information above, under the ‘Certain Non-GAAP Information’.

For purposes of the Loan Agreements, ‘Financial Debt’ is defined as the Company’s liabilities to banks, financial institutions, affiliates, financial leasing and/or through the issue of debt securities. Financial Debt as of March 31, 2011 was $120 million and consisted of the Company’s debt to IDB under the Loan Agreements.

In addition, commencing as of January 1, 2010, the Company is required at all times to keep and maintain a cash reserve (or cash equivalent) that is free and clear of any liens, charges or pledges (other than in favor of IDB) in an aggregate amount exceeding the total amount of the principal and interest due on its Financial Debt within the immediately following one year period, as determined by reference to the Company’s consolidated balance sheet. This provision does not apply to the additional $25 million short-term credit facility described above.

If the Company is unable to comply with the applicable covenants, IDB will be entitled to accelerate the Company’s repayments of borrowings under the Loan Agreements and would not be required to extend additional credit to the Company. In addition, the Loan Agreements also contain customary provisions allowing for acceleration of repayment of all amounts outstanding under the Loan Agreements as well as provisions allowing IDB to accelerate repayment in certain other situations, including if an event shall have occurred and/or circumstances exist and/or any situations exist which, in IDB’s opinion, may materially prejudice the Company’s value and substantially jeopardize the Company’s ability to repay amounts outstanding under the Loan Agreements or if, in IDB’s opinion, a material deterioration has occurred in the Company’s economic condition and/or financial repayment capacity, which substantially jeopardizes the Company’s ability to repay amounts outstanding under the Loan Agreements.

As part of the Loan Agreements, Orbotech Ltd. created a floating charge on all of its assets and a fixed charge was created on the shares of PDI held by Orbotech, Inc. as security for repayment of amounts under the Loan Agreements. The agreements creating the security interests in favor of IDB contain customary terms and provisions and have been filed as exhibits to the 2010 Annual Report.

For more information about certain terms of the Loan Agreements and related documents, including certain risks related to the Loan Agreements, see Item 3—Key Information—Risk Factors (d), (e) and (q) and Item 10—Additional Information—Material Contracts in the 2010 Annual Report.

The Company routinely receives letters of credit or promissory notes in connection with the sale of products in the Far East and Japan. From time to time, its sells some of these letters of credit and promissory notes to third parties at a discount in return for cash. During the first three months of 2011, the Company sold approximately $17.1 million of these instruments and received cash proceeds of approximately $17.0 million.

The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from changes in foreign currency exchange rates. The use of such instruments does not expose the Company to additional exchange rate risks since the derivatives are held against an asset (for example, excess assets in Euros). For more information, see Item 11—Quantitative and Qualitative Disclosures about Market Risk in the 2010 Annual Report. The Company’s policy in utilizing these financial instruments is to protect the Dollar value of its cash, cash equivalent and marketable securities assets rather than to serve as a source of income. For information as to monetary balances in non-Dollar currencies, see Note 5 to the Orbotech Condensed Consolidated Interim Financial Statements.

The Company is not aware of any material commitments for capital expenditures in the future and believes that its currently available cash and cash equivalents and funds generated from operations together with available credit under the Loan Agreements will be sufficient to meet its working capital requirements for the next twelve months.

(iii)	Off-Balance Sheet Arrangements

The Company does not use off-balance sheet arrangements or transactions with unconsolidated, limited-purpose entities to provide liquidity, financing or credit support or to engage in leasing, hedging or research and development activities or which would expose the Company to liability that is not reflected on the face of its financial statements.

(iv)	Disclosure of Contractual Obligations

There have been no material changes outside the ordinary course of the Company’s business in connection with the contractual obligations specified under Item 5—Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations.

Item 3.	Quantitative and Qualitative Disclosure about Market Risk

There have not been any material changes from the information previously provided under Item 11 of the 2010 Annual Report.

Item 4.	Controls and Procedures

As of the end of the period covered by this Report, the Company’s management (with the participation of its chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15 promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of the end of the period covered by this Report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act, is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and (ii) accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. There were not any changes in the Company’s internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) promulgated under the Exchange Act that occurred during the period covered by this Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Part II—Other Information

Item 1.	Legal Proceedings.

From time to time, the Company is involved in various claims and legal and administrative proceedings that arise in the ordinary course of business. Based on information available as of the date hereof, the Company does not believe that the ultimate outcome of any such unresolved matters, individually or in the aggregate, is likely to have a material adverse effect on the Company’s financial position or results of operations. However, litigation and administrative proceedings are subject to inherent uncertainties and the Company’s view of these matters, including settlement thereof, may change in the future. An unfavorable outcome or settlement may have a material adverse impact on the Company’s financial position and results of operations for the period in which it occurs, and potentially in future periods.

Item 1A.	Risk Factors.

There were no material changes from the risk factors previously disclosed under Item 3—Key Information—Risk Factors in the 2010 Annual Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Amichai Steimberg
Amichai Steimberg Chief Operating Officer

Date: May 18, 2011

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